UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 5 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LuxUrban Hotels Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

21985R 105

(CUSIP Number)

Robert Arigo

Chief Executive Officer

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

(833)-723-7368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Brian Ferdinand
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,964,975
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,964,975
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,522,576
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.03% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents (a) 7,847,917 shares of common stock owned by THA Holdings LLC (“THA Holdings”), an entity controlled by Mr. Ferdinand, formerly the Issuer’s Chairman and Chief Executive Officer, and since April 22, 2024, a consultant to the Issuer, (b) 250,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II Limited Liability Company (“THA Family II”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (c) 8,964,975 shares of common stock owned by Mr. Ferdinand, (d) 73,334 shares of common stock owned by SuperLuxMia LLC (“SuperLuxMia”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (e) 462,500 shares of common stock owned by THA Family II, (f) 110,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II and (g) 2,814,000 shares of common stock owned by LuxUrban Guarantee Trust, a trust formed in the state of Nevada for the benefit of Mr. Ferdinand and thus is deemed the beneficial owner of such shares. Does not include 7,500,000 warrants held by THA Holdings LLC that are not exercisable until the Charter Amendment and Plan Amendment (as defined and described in the preliminary information statement on Schedule 14C filed with the SEC on May 29, 2024) is effective under the Exchange Act and the Delaware General Corporation Law.

1.	NAMES OF REPORTING PERSONS THA Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,847,917
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,847,917
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,847,917
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. This amount represents the 7,847,917 shares of the Issuer’s common stock beneficially owned by THA Holdings LLC. Does not include 7,500,000 warrants held by THA Holdings LLC that are not exercisable until the Charter Amendment and Plan Amendment (as defined and described in the preliminary information statement on Schedule 14C filed with the SEC on May 29, 2024) is effective under the Exchange Act and the Delaware General Corporation Law. Brian Ferdinand is the managing member of THA Holdings LLC and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

1.	NAMES OF REPORTING PERSONS THA Family II Limited Liability Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 822,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 822,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. This amount represents 462,500 shares of the Issuer’s common stock beneficially owned by THA Family II and 360,000 shares that are issuable upon exercise of warrants owed by THA Family II. Brian Ferdinand is the managing member of THA Family II and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

1.	NAMES OF REPORTING PERSONS SuperLuxMia LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 73,334
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 73,334
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,334
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents (a) 73,334 shares of common stock owned by SuperLuxMia. Brian Ferdinand is the managing member of SuperLuxMia and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

1.	NAMES OF REPORTING PERSONS LuxUrban Guarantee Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,814,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,814,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,814,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents (a) 2,814,000 shares of common stock owned by LuxUrban Guarantee Trust, a trust formed in the state of Nevada. The LuxUrban Guarantee Trust was formed for the benefit of Mr. Ferdinand and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D is filed on behalf of Brian Ferdinand, an individual, THA Holdings LLC (“THA”), THA Family II Limited Liability Company (“THA Family II”), SuperLuxMia LLC (“SuperLuxMia”) and LuxUrban Guarantee Trust, with respect to the common stock, par value $0.00001 per share (“Common Stock”), of LuxUrban Hotels Inc. (the “Issuer”). On April 22, 2024, Mr. Ferdinand resigned as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer and currently operates as a consultant to the Issuer. THA is controlled by Mr. Ferdinand. THA Family II and SuperLuxMia are entities wholly owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as their managing member. The LuxUrban Guarantee Trust was formed for the benefit of Mr. Ferdinand and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

Item 1. Security and Issuer

Security:	Common Stock

Issuer:	LuxUrban Hotels Inc.

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

Item 2. Identity and Background

(a)	The reporting person is Brian Ferdinand both, in his direct, individual capacity, and indirectly via Mr. Ferdinand’s ownership and control of THA, THA Family II, SuperLuxMia and LuxUrban Guarantee Trust.

(b)	Each of Mr. Ferdinand’s, THA’s, THA Family II’s, SuperLuxMia’s and LuxUrban Guarantee Trust’s business address is 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137.

(c)	As consultant to the Issuer, Mr. Ferdinand’s advises the Issuer on its long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, including dislocated and underutilized hotels, under the Issuer’s consumer brand, LuxUrban™. Mr. Ferdinand has also served as Managing Member of THA and SuperLuxMia since their founding. THA Family II and SuperLuxMia are entities wholly owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as their managing member. THA and THA Family II are family investment entities. LuxUrban Guarantee Trust is a trust formed in Nevada for the benefit of Mr. Ferdinand.

(d)	Neither of Mr. Ferdinand, THA, THA Family II, SuperLuxMia or LuxUrban Guarantee Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither THA, THA Family II, SuperLuxMia or LuxUrban Guarantee Trust has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Ferdinand entered into an Offer of Settlement with the Securities and Exchange Commission on April 22, 2020, in connection with allegations that he, as a board member of Liquid Holdings Group Inc., (a) reviewed a Form 10-Q and signed a Form 10-K for the fiscal year 2013 that failed to disclose material facts of Liquid’s reliance on a related party entity (a principal customer of Liquid and a company of which Mr. Ferdinand was an owner) and from which Liquid received material subscription fees, and (b) failed to file required Forms 4 and amendments to Schedule 13D to reflect material changes to his ownership in Liquid’s shares of common stock, causing Liquid to violate Section 13(a), 13(d)(2) and 16(a) of the Exchange Act and related rules thereof. Mr. Ferdinand consented, without admitting or denying any findings, to a cease and desist order from any alleged secondary violations of Section 17(a)(2) of the Securities Act and 13(a) of the Exchange Act, which are non-scienter provisions in which negligence is sufficient to establish liability for causing a primary violation; and Section 13(d)(2) and Section 16(a) of the Exchange Act, which are personal security reporting provisions under which strict liability is sufficient to establish a violation. As a result of the settlement, Mr. Ferdinand was also required to pay a fine of $115,000.

(f)	Brian Ferdinand is a citizen of the United States. THA is a Delaware limited liability company. THA Family II is a Delaware limited liability company. SuperLuxMia is a Delaware limited liability company. LuxUrban Guarantee Trust is a trust formed in the state of Nevada for the benefit of Mr. Ferdinand.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Ferdinand and his entities and affiliates to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On June 13 and June 14, 2024, Mr. Ferdinand sold 700,000 and 104,703 shares, respectively, of the Company’s Common Stock on the open market. These sales were consummated for tax purposes.

Mr. Ferdinand currently acts as consultant to the Issuer and was previously the Issuer’s former Chairman of the Board and former Chief Executive Officer and, with his beneficial ownership of approximately 28.03% of the outstanding shares of Common Stock, has the power to elect all of the directors of the Issuer and to control all matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. Mr. Ferdinand may later acquire additional securities of the Issuer. Brian Ferdinand intends to review his ownership of the Issuer on a continuing basis. Any actions Mr. Ferdinand might undertake with respect to the common stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to Brian Ferdinand.

Other than as described above, and except in accordance with his role as consultant the Issuer, Mr. Ferdinand does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The aggregate number and percentage of Common Stock beneficially owned by Brian Ferdinand (on the basis of a total of 73,199,338 shares of Common Stock outstanding as of May 23, 2024) are as follows:

			Amount	Percentage
a)		Amount beneficially owned:	20,522,576	28.03%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	20,522,576	28.03%
	ii.	Shared power to vote or to direct the vote:	0	0.0%
	iii.	Sole power to dispose or to direct the disposition of:	20,522,576	28.03%
	iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)	Mr. Ferdinand is the beneficial owner of 20,522,576 shares, or approximately 28.03%, of the Issuer’s outstanding Common Stock. Represents (a) 7,847,917 shares of common stock owned by THA Holdings LLC (“THA Holdings”), an entity controlled by Mr. Ferdinand, formerly the Issuer’s Chairman and Chief Executive Officer, and, since April 22, 2024, acts as a consultant to the Issuer, (b) 250,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II Limited Liability Company (“THA Family II”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (c) 8,964,975 shares of common stock owned by Mr. Ferdinand, (d) 73,334 shares of common stock owned by SuperLuxMia LLC (“SuperLuxMia”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (e) 462,500 shares of common stock owned by THA Family II, (f) 110,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II and 2,814,000 shares of common stock owned by LuxUrban Guarantee Trust, a trust established in the state of Nevada for the benefit of Mr. Ferdinand and thus is deemed the beneficial owner of such shares. Does not include 7,500,000 warrants owned by THA Holdings LLC that are not exercisable until the Charter Amendment and Plan Amendment (as defined and described in the preliminary information statement on Schedule 14C filed with the SEC on May 29, 2024) is effective under the Exchange Act and the Delaware General Corporation Law. See also Item 4 of this Amendment to Schedule 13D for a description of transactions effected during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Amendment to Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the IPO, the Issuer and Mr. Ferdinand entered into an indemnification agreement (the “Indemnification Agreement”) pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Ferdinand in connection with any action he takes while a director, officer or as an agent on behalf of the Issuer. The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Form of Director and Officer Indemnification Agreement by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 (No. 333-262114) file with the SEC on January 31, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIAN FERDINAND (INDIVIDUALLY) THA HOLDINGS LLC
THA FAMILY II LIMITED LIABILITY COMPANY SUPERLUXMIA LLC LUXURBAN GUARANTEE TRUST

Dated: June 17, 2024	By:	/s/ Brian Ferdinand
Brian Ferdinand, Individually, as Sole Manager of THA Holdings LLC and SuperLuxMia LLC, as Authorized Officer of THA Family II Limited Liability Company and beneficiary of the LuxUrban Guarantee Trust